[THE FIRST BANCSHARES, INC. LETTERHEAD]

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C. 20549-4561

Re: The First Bancshares, Inc.

Attn: Honorable Christian Windsor

We are in receipt of your comments in response to our filing of the Preliminary Proxy Statement on Schedule 14A on April 12, 2013.

In responding to your comments, The Company is providing representation to the effect that, based on its analysis and projections for 2013 at this time, the post-bankruptcy acquisition of The First National Bank of Baldwin County on April 30, 2013 is not expected to have a material effect on the consolidated income statements of the Company or The First, A National Banking Association.

In responding to your comments, we acknowledge:

·	The First Bancshares, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

·
The comments made by the Securities and Exchange Commission (SEC) staff or changes to disclosures made in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The First Bancshares, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities law of the United States.

If additional information is needed, please contact me at 601-705-1141.

Sincerely,

/s/ Donna T. Lowery

Donna T. Lowery
Chief Financial Officer